UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Zimmer Biomet Holdings, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

98956P102

(CUSIP Number)

Clive Bode

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98956P102	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS LVB Acquisition Holding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on June 30, 2015 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

This Amendment deletes the second paragraph of Item 4 of the Original Schedule 13D and amends and restates the fifth paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below.

“On February 4, 2016, the Reporting Person approved the distribution of all of the Shares pro rata to its members pursuant to the terms of its limited liability company operating agreement. Accordingly, the Reporting Person no longer beneficially owns any shares of Common Stock.

Without limiting the foregoing, and subject to the terms of the Zimmer Stockholders Agreement and Coordination Agreement, the Reporting Person may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Common Stock or other securities of the Issuer (including in the open market, private transactions, block trades, registered sales or otherwise) or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Issuer (or any combination or derivative thereof).”

This Amendment amends and restates the seventh paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below.

“As of the date of the closing of the Merger, Michael Michelson and Jeffrey K. Rhodes have been designated by the Sponsors to serve as directors on the Zimmer Board of Directors.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below.

“The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) On February 4, 2016, the Reporting Person approved the distribution of all of the Shares pro rata to its members pursuant to the terms of its limited liability company operating agreement. Accordingly, the Reporting Person no longer beneficially owns any shares of Common Stock.

(c) Except as set forth elsewhere in this Schedule 13D, none of the Reporting Person, nor to the best knowledge of the Reporting Person, without independent verification, any

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person named on Schedule I hereto, has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) As a result of the distribution, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer.

This Amendment amends and restates Item 6 of the Original Schedule 13D by adding the paragraph set forth below immediately after the eleventh paragraph.

“All rights and obligations formerly attributable to LVB under the Zimmer Stockholders Agreement and Coordination Agreement are henceforth attributable to the Sponsor Funds in their individual capacity.”

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2016

LVB Acquisition Holding, LLC By: /s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

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